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                                                    Filed by Occam Networks Inc.
                      Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934
                                     Subject Company: Accelerated Networks, Inc.
                                                   Commission File No. 000-30741


FOR IMMEDIATE RELEASE

        Syndeo Corp. and Nuera Communications Inc. Join the Occam Packet
                         Access Network (OPAN) Alliance

  Program Delivers Comprehensive Next-Generation Network Solutions to Carriers

SANTA BARBARA, Calif. - April 24, 2002 - Occam Networks Inc. today announced that Syndeo Corp. and Nuera Communications Inc. have joined the Occam Packet Access Network (OPAN) alliance. The OPAN alliance is the telecommunications industry's first multi-company partnership program focused exclusively on delivering comprehensive, interoperable and easily supported next-generation local loop solutions that minimize deployment, operational and maintenance costs for service providers.

"Occam has taken a unique approach with the OPAN program - an approach that benefits service providers and participants," said Ted Griggs, chief executive officer at Syndeo Corp. "It is a great fit for our Syion/TM/ 426 softswitch and services platform because it makes it easier for carriers to deploy a range of revenue-generating features across any combination of legacy or next-gen networks. Working closely with other companies in this program helps us to offer carriers a total solution."

As members of the OPAN alliance, Syndeo Corp. and Nuera Communications have conducted interoperability testing with Occam Networks Broadband Loop Carrier
(BLC) and are currently participating with Occam in a joint field trial at Armstrong Telephone, an independent carrier in the eastern United States. The companies have also cross-

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                                    Syndeo and Nuera Join OPAN Alliance - Page 2


trained their support organizations and will develop business cases that demonstrate the economic benefits of next-gen access networks.

"Integration and support of multi-vendor networks is a concern for carriers - OPAN addresses these issues upfront," said Bill Ingram, President and CEO at Nuera Communications. "We've been working closely with Occam and Syndeo and we look forward to working with other OPAN partners to simplify the transition for carriers from legacy networks to service-rich next-generation networks that deliver VoIP and other new services."

Manufacturers interested in becoming a member of OPAN can contact Occam Networks at 805 692 2900.


About Syndeo

Syndeo Corporation was formed in 1999 to empower broadband local loop and traditional narrowband carriers to drive additional value over their next-generation converged networks by offering VoIP (voice-over-IP) services. The company's Syion 426 Local Exchange Platform or Call Management Server replaces PSTN Class 5 or local exchange switch functionality in a broadband access network, combining revenue-generating features with a carrier-grade softswitch platform that scales linearly to large numbers of subscribers.

Syndeo is a privately held company headquartered in Campbell, California and has raised approximately $98 million to date. The company gained ISO 9001 Quality System Standard certification in March 2000. For more information, call 408-861-1000 or visit Syndeo's web site at www.syndeocorp.com.


About Nuera

Nuera Communications, Inc. is a leading provider of Voice-over-Internet Protocol
(VoIP) infrastructure solutions that work over any medium (cable, wireless, copper and fiber). The company's Open, Reliable Communications Architecture (ORCA(R)) product portfolio helps carriers worldwide migrate from legacy networks to next-generation VoIP networks. Nuera continually wins awards for its superior products and services and drives the industry towards the adoption of interoperability and open, standards-based platforms. For more information, please visit www.nuera.com.


About Occam Networks

Occam Networks Inc. develops and markets a suite of Broadband Loop Carriers, innovative Ethernet- and IP-based loop carrier platforms that enable incumbent local

                                    - more -

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                                    Syndeo and Nuera Join OPAN Alliance - Page 3


exchange carriers to profitably deliver a variety of traditional and packet voice, broadband and IP services from a single, converged all-packet access network. In November 2001, Occam Networks announced that it had signed a definitive merger agreement with Accelerated Networks (Nasdaq: ACCL). The merger is expected to close in the second quarter of 2002, subject to the satisfaction of certain closing conditions, including the approval of the stockholders of both companies. Occam is headquartered in Santa Barbara, Calif. Additional information about the company can be found at www.occamnetworks.com.

Accelerated Networks has filed a Registration Statement on SEC Form S-4 in connection with the merger. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Accelerated Networks, Occam, the merger and related matters. Investors and security holders of Accelerated Networks and Occam are urged to read the Registration Statement and Proxy Statement/Prospectus carefully when they are available. Free copies of these documents will be available through the Web site maintained by the SEC at http://www.sec.gov/.

                                      ###
Contact:

Daphne Page
Director, Corporate Communications
Occam Networks, Inc.
+1 805 692 2919
dpage@occamnetworks.com

Derek Fay
Connect PR
+1 801 373 7888
derekf@connectpr.com